SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

KT to Announce KRW 2,000 dividend per share

A.	Dividend kind: Cash Dividend

•	Dividend per share: KRW 2,000

•	Dividend yield: 5.2%

B.	Total Dividend: KRW 487,444,782,000

C.	Record Date: December 31, 2012

D.	Date of Approval by BOD: January 31, 2012

•	Number of directors present: 7

•	Presence of Auditor who is not an outside director: Present

E.	Other consideration

•	Above DPS may be subject to change depending on the result by independent auditor and shareholders’ meeting

•	Dividend yield written above has been prepared by percentage of DPS to the average price of KT shares of the five(5) working days prior to ‘the record date - 2 days’ : 19th Dec ~ 26th Dec, 2012

•	Date of dividend payment will be within one month following the Annual Shareholders Meeting

•	All members of Audit Committee of KT Corp. are outside directors